UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Register of Legal Entities] N. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] N. 35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas - AmBev (the “Company”) held on February 27, 2008, drawn up in summary form.

1.
Date, time and venue: On February 27, 2008, starting at 2:30 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4º andar.

2.
Attendance: Mr. Victório Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs.Roberto Moses Thompson Motta, José Heitor Attilio Gracioso, Roberto Herbster Gusmão, Vicente Falconi Campos, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck.

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1.
Approval of accounts. After examined and discussed, and pursuant to Article 142, V, of Law 6.404/76, the annual report, the Management’s accounts and the financial statements for the fiscal year ended December 31, 2007, were unanimously approved by the Board, based on the expert opinions of the independent auditors as well as the opinion of the Board of Auditors dated February 22, 2008.

5.
Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended this meeting, were duly executed

São Paulo, February 27, 2008.

/s/ Victório Carlos De Marchi	/s/ Carlos Alves Brito

/s/ Roberto Moses Thompson Motta	/s/ José Heitor Attilio Gracioso

/s/ Roberto Herbster Gusmão	/s/ Vicente Falconi Campos

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Johan M. J. J. Van Biesbroeck

/s/ Pedro de Abreu Mariani Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations